U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549


FORM 12b-25
Commission File Number 1-2199


NOTIFICATION OF LATE FILING

(Check One):
[ ] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [X] Form 10-Q  [ ] Form N-SAR

      For Period Ended: September 30, 2001

      [ ] Transition Report on Form 10-K     [ ] Transition Report on Form 10-Q
      [ ] Transition Report on Form 20-F     [ ] Transition Report on Form N-SAR
      [ ] Transition Report on Form 11-K

      For the Transition Period Ended:

      Read Attached Instruction Sheet Before Preparing Form. Please Print or
      Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I-Registrant Information

      Full Name of Registrant: Allis-Chalmers Corporation

      Former Name if Applicable

      Address of principal executive office (Street and number):
              8150 Lawndale
              4180 Cherokee Drive (Former Address)
      City, State and Zip Code:
              Houston, TX  77012
              Brookfield, WI  53045 (Former Address)

Part II-Rules 12b-25 (b) and (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

      a. The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      b. The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      c. The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part III-Narrative

      State below in reasonable detail the reasons why the form 10-K, 11-K, 20-F, 10-Q or N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets of needed.)

      The Company has been unable to complete its report on Form 10-Q due to its inability to resolve certain accounting issues necessary to a fair presentation of the financial statements. The Company is working with its outside accountants to resolve such issues.

Part IV-Other Information

      1. Name and telephone number of person to contact in regard to this notification:

          V. William Archer III           713             928-6200
                 (Name)               (Area Code)      (Telephone No.)

      2. Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes   [ ] No

      3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes   [X] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.

Allis-Chalmers Corporation
(Name of Registrant as specified in charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



 Date: November 14, 2001       /s/ Munawar Hidayatallah
                               By: Munawar Hidayatallah
                               President, Chief Executive Officer and Chairman